2525 Dupont Drive, P.O. Box 19534, Irvine, California, USA 92623-9534 Telephone: (714) 246-4500

May 9, 2013

VIA EDGAR

Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Allergan, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 26, 2013
File No. 001-10269

Dear Mr. Rosenberg:

This letter responds to the comment letter (the “Comment Letter”) dated April 5, 2013 regarding the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “2012 Form 10-K”) of Allergan, Inc. (the “Company”). For the convenience of the Staff, we have reproduced the Staff’s comments in bold type and have followed each comment with the Company’s response.

 Patents, Trademarks and License, page 9

1.

We note that sales of Restasis® represented approximately 14% of your sales for 2012 and the patent covering Restasis® expires in 2014. Please amend your MD&A disclosure to explain the anticipated impact on your eye care business as a result of this loss of patent protection, the risks associated with any anticipated generic competition for this product, and any anticipated response to the loss of protection, e.g. any plans to apply for exclusivity extensions and the basis for such actions. If you do not intend to take any such actions, please disclose this as well.

The Company acknowledges the Staff’s request to provide additional disclosure related to the expiration of the U.S. patent covering Restasis®. In the Company’s future periodic filings beginning with the Company’s quarterly report on Form 10-Q for the period ending June 30, 2013, the Company will include disclosure similar to the following in the Results of Operations section of Management’s Discussion and Analysis (“MD&A”):

The U.S. patent covering Restasis® will expire in 2014. We believe that our aggregate product net sales of Restasis® will not be materially impacted by generic competition for several years. This is due to FDA guidance requiring the completion of a successful bioequivalence study, which may require a large study showing non-inferiority of a generic formulation or reformulation of cyclosporine to both Restasis® and a separate vehicle control. At this time, we do not intend to take any actions related to the expiration of this patent.

U.S. Securities and Exchange Commission

May 9, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Product Net Sales, page 42

2.	You state on page 36 that sales rebate and other incentive programs provisions were $935.3 million, $760.0 million and $565.3 million in 2012, 2011 and 2010, respectively. You state several factors which contributed to the increases in rebates. You also state on page 42 that sales of your products that are reimbursable by government health care plans continue to be significantly impacted by the provisions of the Patient Protection and Affordable Care Act, which increased Medicaid and Medicare rebates. Please provide us proposed disclosure to be included in future filings to quantify each significant factor which resulted in the significant increase in rebates from period to period. For example, to the extent the increase relates to recently enacted legislation, please quantify that impact separately.

The Company acknowledges the Staff’s comment requesting additional disclosure on the factors that impact provisions for sales rebates and other incentives. As supplementary information for the Staff with regard to rebates associated with the Patient Protection and Affordable Care Act (the “PPACA”), the Company disclosed in its Form 10-K for the fiscal year ended December 31, 2011 the specific rebate provisions for years 2010 and 2011 related to the PPACA to highlight the significant incremental impact from 2010 to 2011 on the Company’s provisions for sales rebates and incentives. The disclosure was modified in the 2012 Form 10-K to state that rebates related to the PPACA continue to have a significant impact on our net sales rather than provide specific annual rebate provisions because the year over year change from 2011 to 2012 was not significant.

The primary categories of the Company’s sales rebate and incentive provisions are: (i) U.S. federal and state government program rebates; (ii) managed healthcare rebates and other contract discounts; (iii) chargebacks (which primarily represent reimbursements to wholesalers for honoring contracted prices to third parties); (iv) sales allowances, which primarily represent rebates or discounts that are contractually or legislatively mandated outside of the United States; and (v) consumer coupons and other customer incentives. The Company believes that providing disaggregated rebate and incentive provision information for these five categories would provide meaningful insight to investors with regard to fluctuations in overall provisions of sales rebate and incentives. Additionally, if factors such as newly enacted legislation have a significant impact on provisions within these categories we will disclose the impact of such factors on the total provision for rebates and incentives. In the Company’s future filings beginning with the Company’s quarterly report on Form 10-Q for the period ending June 30, 2013, the Company will include information similar to the following:

We participate in various U.S. federal and state government rebate programs, the largest of which are Medicaid, Medicare and the U.S. Department of Veterans Affairs. We also have contracts with various managed care and group purchasing organizations that provide for sales rebates and other contractual discounts. In the United States, we also incur chargebacks, which are reimbursements to wholesalers for honoring contracted prices to third parties. Outside of the Unites States we incur sales allowances based on contractual provisions and legislative mandates. We also offer rebate and other incentive programs directly to our customers for our aesthetic products and certain therapeutic products, including Botox® Cosmetic, Juvéderm®, Latisse®, Acuvail®, Aczone®, Sanctura XR® and Restasis®, and for certain other skin care products. Sales rebates and incentive accruals reduce revenue in the same period that the related sale is recorded and are included in “Other accrued expenses” in our consolidated balance sheets.

U.S. Securities and Exchange Commission

May 9, 2013

Provisions for sales rebates and other incentive programs deducted from consolidated sales were $XXX.X million and $XXX.X million for the three and six month periods ended June 30, 2013, respectively. Provisions for sales rebates and other incentive programs deducted from consolidated sales were $XXX.X million and $XXX.X million for the three and six month periods ended June 30, 2012, respectively. The $XX.X million increase in the provisions for sales rebates and other incentive programs in the second quarter of 2013 compared to second quarter of 2012 is primarily due to a $XX.X million increase in provisions for rebates associated with U.S. federal and state government programs, a $XX.X million increase in managed health care rebates and other contractual discounts, a $XX.X million increase in chargebacks, a $XX.X million increase in sales allowances and a $XX.X million increase in provisions for consumer coupons and other customer incentives. The $XX.X million increase in the provisions for sales rebates and other incentive programs in the first six months of 2013 compared to the first six months of 2012 is primarily due to a $XX.X million increase in provisions for rebates associated with U.S. federal and state government programs, a $XX.X million increase managed health care rebates and other contractual discounts, a $XX.X million increase in chargebacks, a $XX.X million increase in sales allowances and a $XX.X million increase in provisions for consumer coupons and other customer incentives. The increase in rebates associated with U.S. federal and state government programs for the three and six month periods ended June 30, 2013 compared to the respective periods in 2012 is primarily due to increased eye care pharmaceutical sales in the United States and a shift in patient populations to government reimbursed programs, which typically have higher rebate percentages than other managed care programs. In addition, an increase in our published list prices in the United States for pharmaceutical products, which occurred for several of our products in each of 2013 and 2012, generally results in higher provisions for sales rebates and other incentive programs deducted from consolidated sales.

3.	Provide us proposed disclosure to be included in future filings that augments your current discussion of net sales by product line and selected product net sales to include a discussion of the extent to which increases in net sales are attributable to increases in prices or to increases in the volume or amount of goods or services being sold or to the introduction of new products or services. Refer to Item 303(a)(2)(iii) [sic] of Regulation S-K. In your proposed disclosure, discuss whether and if so, how the difficulty in determining the net effect of price increases of certain products or the inability to determine the impact of changes in prescription product mix that you discuss on page 43 affects your discussion about the changes in net sales.

We acknowledge the Staff’s request to augment our current discussion in our MD&A regarding the provision of additional disclosure in future filings to provide additional detail related to increases in net sales. The Company believes that its current disclosure is in compliance with Item 303(a)(3)(iii) of Regulation S-K. In the 2012 Form 10-K and other periodic reports that have been filed by the Company, to the extent the information is material to investors and available to the Company and its management, the Company has provided a narrative discussion describing the directional consolidated effect of pricing, unit volume, product sales mix, and introduction of new products, as appropriate.

The Company advises the Staff that the Company’s accounting information systems are designed to report U.S. dollar values and constant currency values for our product net sales in a manner consistent with the format indicated on pages 41 and 42 of our 2012 Form 10-K. Product net sales are regularly reported to our senior management in this format. The Company is generally not able to quantify the actual consolidated net effect of pricing, volume and product mix. The challenge of quantifying the impact of each of these factors is exacerbated because the Company operates under a variety of

U.S. Securities and Exchange Commission

May 9, 2013

contractual agreements in an environment with multiple geographic regions, diverse types of rebate programs and conditions, combined with a large number of customer types, including government, commercial and direct consumers.

In light of the difficulties set forth above, the Company has historically provided qualitative disclosure regarding the consolidated directional effect of pricing, volume and product mix when we have sufficient qualitative information to support such comments, including certain underlying quantitative information at an unconsolidated regional level. Examples include descriptions of specific changes in our U.S. list pricing for our most meaningful products, the year-over-year increase of product net sales in the Botox® product line in the absence of price increases indicating greater sales volume, a description of how product mix impacted net sales of our breast aesthetics, and the impact of dermal filler unit volume in facial aesthetics product net sales. Furthermore, the Company has historically disclosed the impact of meaningful new product introductions when they occur, including the effect of the launches of Restasis®, the Sanctura® franchise and Latisse®.

In response to the Staff’s comment, the Company advises the Staff that, beginning with the Company’s quarterly report on Form 10-Q for the period ending June 30, 2013, the Company will revise the product net sales discussion in our MD&A to include an enhanced discussion of the impact of pricing, sales volume or product mix changes, wherever reasonably determinable, including an affirmative statement when there is no known significant impact. For example, assuming trends continue, when discussing the negative impact of generic competition on our urologics product line and the negative impact of economic conditions, reimbursement restrictions and competitive bariatric surgery procedures on our obesity intervention product line, the Company will affirmatively state that the decrease in product net sales was caused in part by a year-over-year decrease in sales volume.

The Company also advises the Staff that, based on information available from our current consolidated accounting systems, beginning with the Company’s quarterly report on Form 10-Q for the period ending June 30, 2013, the Company will provide additional quantitative disclosure regarding the U.S. dollar value change in net sales related to certain products or families of products, and when material, the net change in product sales from the introduction of new products. For example, the Company proposes to expand disclosure related to the consolidated change in eye care net sales from our Refresh® and Optive™ family of artificial tears products, change in net sales of Aczone® and the Tazorac®, Zorac® and Avage® family of products included in our skin care product line, and the change in net sales of total breast implants and tissue expanders in our breast aesthetics product line. Also, we will disclose the impact on the change in net sales from the addition of the recently acquired SkinMedica products included in our skin care product line. In the event our accounting information systems are, in the future, able to generate more specific consolidated quantitative data regarding the effect of pricing, unit volume and mix, we will include that quantitative data in our discussion.

To illustrate the response provided above, in the Company’s future filings beginning with the Company’s quarterly report on Form 10-Q for the period ending June 30, 2013, the Company will include information similar to the following to augment the discussion of the change in product net sales for the skin care product line (proposed additional language is underlined, as transposed over disclosure included in the Company’s Form 10-Q for the period ending June 30, 2012). The Company will also augment additional discussions regarding the change in product net sales for other product lines, as appropriate, similar to the following:

Skin care product net sales increased in the second quarter of 2012 compared to the second quarter of 2011 primarily due to an increase of $XX.X in sales of Aczone®, our topical dapsone treatment for acne vulgaris, and an increase of $XX.X in sales of Latisse®, our

U.S. Securities and Exchange Commission

May 9, 2013

treatment for inadequate or insufficient eyelashes, partially offset by a small decrease of $XX.X in total sales of Tazorac®, Zorac® and Avage®, our topical tazarotene products, and a decrease in sales of our acne vulgaris treatment Azelex®. The increase in sales of Aczone®, Tazorac® and Avage® are partially attributable to the increase in the published U.S. list price, effective January 7, 2012, for such products by five percent. The increase in sales of Aczone® was further attributable to an additional increase to the published U.S. list price, effective May 12, 2012, for such product by an additional three percent. The increase in sales of Latisse® is primarily attributable to an increase in product sales volume.

Notes to Consolidated Financial Statements

Note 2. Acquisitions and Collaborations

Molecular Partners AG Collaboration, page F-16

4.	You state that you may receive up to $1.4 billion and $375 million of milestones relating to your agreements entered into in 2012 and 2011. Please provide proposed disclosure to be included in future filings to separately disclose by type (i.e. stage of development) the amount which may be received for individually insignificant milestones and by milestone for individually significant milestones. Please also expand your disclosure in the last paragraph of “Other Collaborations” on page F-17 to do the same regarding milestones.

The Company respectfully advises the Staff that the $1.4 billion and $375 million with respect to the Company’s collaborative arrangements with Molecular Partners AG (“Molecular Partners”), referenced on page F-16, relate to future payments that the Company could be required to make if certain future development, regulatory and sales milestone events occur. These amounts do not represent potential receipts for the Company. If and when the likelihood of future payments under these early stage product licenses and collaborations become subject to the applicable disclosure thresholds for contingent payments, the Company will provide additional information and disclosures regarding any such potential contingent payments.

With respect to the Staff’s request for additional disclosure on “Other Collaborations” on page F-17, in the Company’s future filings beginning with the Company’s quarterly report on Form 10-Q for the period ending June 30, 2013, the Company will include information similar to the following (proposed additional language is underlined):

As of June 30, 2013, the Company has aggregate potential future milestone receipts of approximately $XX.X million, none of which are individually significant. Of that amount, approximately $XX.X million relates to achievement of certain development milestones, approximately $XX.X million relates to achievement of certain regulatory milestones, and approximately $XX.X million relates to achievement of certain commercial sales milestones. Due to the challenges associated with developing and obtaining approval for pharmaceutical products, there is substantial uncertainty whether any of the future milestones will be achieved. The Company evaluates whether milestone payments are substantive based on the facts and circumstances associated with each milestone payment.

5.	Please refer to ASC 808-10-50-1 and provide proposed disclosure to be included in future filings for your collaboration agreement with Molecular Partners AG to address the following:

—	The rights and obligations of each party;

—	For each significant deliverable, whether or not it is a separate unit of accounting and the basis for your conclusion;

U.S. Securities and Exchange Commission

May 9, 2013

—	The accounting policy for each unit of accounting including pattern and period of recognition; and

—	The income statement classification of amounts recorded, other than the up-front payment.

The Company acknowledges the Staff’s request for additional disclosure with respect to the collaboration agreements with Molecular Partners and in the Company’s future filings beginning with the Company’s quarterly report on Form 10-Q for the period ending June 30, 2013, the Company will include information similar to the following (proposed additional language is underlined):

On August 21, 2012, the Company announced that it entered into two separate agreements with Molecular Partners AG, or Molecular Partners, to discover, develop, and commercialize proprietary therapeutic DARPin® products for the treatment of serious ophthalmic diseases. The first agreement is an exclusive license agreement for the design, development and commercialization of a potent dual anti-VEGF-A/PDGF-B DARPin® (MP0260) and its corresponding backups for the treatment of exudative (wet) age-related macular degeneration and related conditions. The second agreement is an exclusive discovery alliance agreement under which the parties are collaborating to design and develop DARPin® products against selected targets that are implicated in causing serious diseases of the eye. Under the terms of the agreements, the Company made combined upfront payments of $62.5 million to Molecular Partners in August 2012, which were recorded as research and development (R&D) expense in the third quarter of 2012 because the technology has not yet achieved regulatory approval. The terms of the agreements also include potential future development, regulatory and sales milestone payments to Molecular Partners of up to $1.4 billion, as well as potential future royalty payments.

On May 4, 2011, the Company announced a license agreement with Molecular Partners pursuant to which the Company obtained exclusive global rights in the field of ophthalmology for MP0112, a Phase II proprietary therapeutic anti-VEGF DARPin® protein under investigation for the treatment of retinal diseases. Under the terms of the agreement, the Company made a $45.0 million upfront payment to Molecular Partners in May 2011, which was recorded as R&D expense in the second quarter of 2011 because the technology has not yet achieved regulatory approval. The terms of the agreement also include potential future development, regulatory and sales milestone payments to Molecular Partners of up to $375.0 million, as well as potential future royalty payments.

Under the exclusive license agreements, subject to certain limited exceptions, the Company is responsible for and incurs all expenses related to the conduct of all development activities; the preparation, filing and maintaining of all regulatory materials; the planning and implementation of all commercial activities; and all manufacturing activities. Under the exclusive discovery alliance agreement, during the research term each party will bear all expenses it incurs to conduct its respective activities, subject to certain limited exceptions. Milestone payments made by the Company to Molecular Partners pursuant to these agreements prior to the achievement of regulatory approval are immediately recognized and recorded as R&D expense. Milestone payments, if any, that are made upon, or subsequent to, regulatory approval will be capitalized as intangible assets and amortized over the estimated remaining commercial life of the underlying technology.

U.S. Securities and Exchange Commission

May 9, 2013

Note 12. Commitments and Contingencies, page F-39

6.	You disclose several matters under litigation and state that an adverse determination in one or more of these items currently pending could have a material adverse effect on the Company’s consolidated results of operations, financial position or cash flows. ASC 450-20-50 requires a company to disclose the amount or range of reasonably possible loss or state that such an estimate cannot be made. Please provide proposed disclosure to be included in future filings that complies with ASC 450-20-50.

The Company acknowledges the Staff’s comment regarding the disclosure of the amount or range of reasonably possible losses related to current litigation matters. The Company believes that its current disclosure is in compliance with ASC 450-20-50 and respectfully directs the Staff to the Legal Proceedings disclosure on page F-39 referenced by the Staff, which states, in relevant part: “. . . some pending matters have not yet progressed sufficiently through discovery and/or development of important factual information and legal issues to enable the Company to determine whether the proceeding is material to the Company or to estimate a range of possible loss, if any.” However, in response to the Staff’s comment, in the Company’s future filings beginning with the Company’s quarterly report on Form 10-Q for the period ending June 30, 2013, the Company will include information similar to the following (proposed additional language is underlined):

The Company’s legal proceedings range from cases brought by a single plaintiff to a class action with thousands of putative class members. These legal proceedings, as well as other matters, involve various aspects of the Company’s business and a variety of claims (including but not limited to patent infringement, marketing, product liability, pricing and trade practices and securities law), some of which present novel factual allegations and/or unique legal theories. Complex legal proceedings frequently extend for several years, and a number of the matters pending against the Company are at very early stages of the legal process. As a result, some pending matters have not yet progressed sufficiently through discovery and/or development of important factual information and legal issues to enable the Company to determine whether the proceeding is material to the Company or to estimate a range of possible loss, if any. Unless otherwise disclosed, the Company is unable to estimate the possible loss or range of loss for the legal proceedings described below. While it is not possible to accurately predict or determine the eventual outcomes of these items, an adverse determination in one or more of these items currently pending could have a material adverse effect on the Company’s consolidated results of operations, financial position or cash flows.

*    *    *    *

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Once you have had time to review our responses to the Staff’s comments, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Please feel free to call me at (714) 246-4815. Written correspondence to the Company may be directed to my attention at 2525 Dupont Drive, Irvine, California 92612, fax no. (714) 246-4774.

U.S. Securities and Exchange Commission

May 9, 2013

Sincerely,

Allergan, Inc.

/s/ James F. Barlow
James F. Barlow
Senior Vice President,
Corporate Controller

cc:	Christine Allen, the Commission
Mary Mast, the Commission
Amy Reischauer, the Commission
John Krug, the Commission
Jeffrey L. Edwards, Allergan, Inc.
Arnold A. Pinkston, Allergan, Inc.
Matthew J. Maletta, Allergan, Inc.
Michael A. Treska, Latham & Watkins LLP
David Copley, Ernst & Young LLP